CORDIA CORPORATION

445 Hamilton Avenue, Suite 408

White Plains, New York 10601

August 1, 2005

Al Pappas, Staff Attorney

Division of Corporate Finance

United States Securities & Exchange Commission

100 F Street

Washington, D.C 20549

Re:

Cordia Corporation

Registration Statement on Form SB-2

Filed May 17, 2005-06-15

333-124996

Form 10-KSB for the year ended December 31, 2004

Filed March 29, 2005-06-15

Form 10-QSB for the quarter ended March 31, 2005-06-15

Filed May 11, 2005-06-15

File No. 0-51202

Dear Attorney Pappas:

In accordance with our conversation on July 28, 2005, during which you gave me two (2) additional comments to Cordia’s registration statement, I have attached a copy of Cordia’s confidentiality request to the Secretary of the Securities and Exchange Commission and a copy of the redacted Verizon agreement.   Please note that our confidentiality request is limited to the pricing section of the agreement.   In addition, I have modified the Use of Proceeds section on page 8 to illustrate that the proceeds received upon exercise of the warrants will be reduced on a proportionate basis if EBIDTA earnings fall below $0.25 per share.    Please see red-lined page 8 attached.

Please feel free to contact me if you require any additional information.

Respectfully submitted,

Maria A. Abbagnaro

General Counsel

914-948-5550 x1054

cc:

Larry Spirgel, Assistant Director